                                    Filed Pursuant to Rules 424(b)(3) and 424(c)
                                 Commission File Nos. 333-38674 and 333-38674-01




                         FRANKLIN FINANCIAL CORPORATION
                            FRANKLIN CAPITAL TRUST I

               SUPPLEMENT NO. 1 TO PROSPECTUS DATED JULY 10, 2000


     On July 17, 2000, Franklin Financial Corporation completed the sale of 10,975 floating rate trust preferred securities ($10,975,000 in aggregate liquidation amount), which securities were issued by Franklin Capital Trust I, a Delaware business trust and wholly-owned subsidiary of Franklin Financial Corporation. Franklin Financial received net proceeds of approximately $10.4 million from the sale. As described in the prospectus dated July 10, 2000, Franklin Financial and the Trust are offering a minimum of 10,000 preferred securities and a maximum of 16,000 preferred securities. The preferred securities are being marketed on a "best efforts" basis by Morgan Keegan & Company, Inc. through August 9, 2000 (unless extended by Franklin Financial for an additional 30-day period). One or more additional closings may be held on or prior to August 9, 2000 (or during any extension period). Any subscriber who purchases preferred securities in the offering after the date of initial issuance, July 17, 2000, will be required to complete subscription agreements and tender the original purchase price of $1,000 per preferred security plus accrued distributions from the date of initial issuance through the date of purchase.


            The date of this prospectus supplement is July 20, 2000